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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                Amendment No. 12
                                ----------------

                             ASM INTERNATIONAL N.V.
                             ----------------------
                                (Name of Issuer)


                   Common Stock, par value Euro 0.4 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   N07045102
                                   ---------
                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                          444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 3, 2008
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. N07045102                                             Page 2 of 4
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         NAME OF REPORTING PERSON
1
         Fursa Alternative Strategies LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                7     SOLE VOTING POWER

                                      5,568,396
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER
           PERSON
            WITH                      5,568,396
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,568,396
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (see Instructions)
                                                                        [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.3%
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14       TYPE OF REPORTING PERSON (see Instructions)

         IA
--------------------------------------------------------------------------------

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CUSIP NO. N07045102                                             Page 3 of 4
---------------------------                          ---------------------------

INTRODUCTION:

This Amendment No. 12 (the "Amendment") to the statement on Schedule 13D filed by Fursa Alternative Strategies LLC (the "Reporting Person"), as previously amended (the "Schedule 13D") is being filed to further amend the Schedule 13D as specifically set forth below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

              (a) As of January 8, 2007, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 5,568,396 shares of the Issuer's Common Stock, representing approximately 10.3% of the outstanding Common Stock (based on 54,005,214 shares outstanding as of September 30, 2007, as reported by the Issuer in its Form 6-K filed October 10,
              2007).

              (b) The Reporting Person exercises sole voting and dispositive power over the 5,568,396 shares of the Issuer's Common Stock.

              (c)    The   Reporting   Person  has   effected   the   following
              transactions  in the Issuer's  Common Stock during the past sixty
              (60) days:

               -------------------------------------------------------------------------
                                    Transaction                        Average Price Per
                 Trade Date          (Sell/Buy)          Amount         Share (in euros)
               -------------------------------------------------------------------------
                 11/26/2007            Sell            1,600,000            15.75
               -------------------------------------------------------------------------
                 11/26/2007            Buy             1,600,000            15.75
               -------------------------------------------------------------------------
                 11/27/2007            Buy                89,092             15.5
               -------------------------------------------------------------------------
                 11/27/200             Sell               89,902             15.5
               -------------------------------------------------------------------------
                 11/28/2007            Sell               89,902             15.5
               -------------------------------------------------------------------------
                 11/30/2007            Buy                25,000            16.01
               -------------------------------------------------------------------------
                 12/7/2007             Buy               355,326            15.51
               -------------------------------------------------------------------------
                 12/7/2007             Sell              355,326            15.51
               -------------------------------------------------------------------------
                 12/20/2007            Sell               75,474            15.44
               -------------------------------------------------------------------------
                 12/20/2007            Buy                75,474            15.44
               -------------------------------------------------------------------------
                 12/27/2007            Buy               355,326            15.68
               -------------------------------------------------------------------------
                 12/27/2007            Sell              355,326            15.68
               -------------------------------------------------------------------------
                 12/28/2007            Buy               100,000            15.79
               -------------------------------------------------------------------------
                 12/28/2007            Buy                61,463            15.72
               -------------------------------------------------------------------------
                 12/31/2007            Buy                30,106            15.85
               -------------------------------------------------------------------------
                 12/31/2007            Buy                19,930            15.86
               -------------------------------------------------------------------------
                 12/31/2007            Buy               292,000            16.37
               -------------------------------------------------------------------------
                 1/2/2008              Buy               225,964            16.70
               -------------------------------------------------------------------------
                 1/3/2008              Buy                 3,000            16.31
               -------------------------------------------------------------------------

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CUSIP NO. N07045102                                             Page 4 of 4
---------------------------                          ---------------------------


                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2008

                                          FURSA ALTERNATIVE STRATEGIES LLC,
                                          a Delaware Limited Liability Company



                                          By:  /s/ William F. Harley, III
                                               -------------------------------
                                               William F. Harley, III
                                               Chief Investment Officer